Ratio of Earnings to Fixed Charges

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	(a)	(a)	3.74	3.88	(a)	(a)

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(a)	In the three months ended March 31, 2013 and the years ended December 31, 2012, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $27.0 million, $168.8 million, $95.7 million and $3.8 million, respectively. The shortfalls for the years ended December 31, 2012, 2009 and 2008 were principally the result of non-cash natural gas and oil property impairment charges of $247.7 million, $110.2 million and $58.9 million, respectively. The shortfall for the three months ended March 31, 2013 was primarily due to unrealized, non-cash losses on commodity derivative contracts of $35.0 million.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations available to our unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. Because no preferred units were outstanding for any of the periods presented, no historical ratios of earnings to combined fixed charges and preferred unit distributions are presented.